

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Hong Mei Ma, President
Vibe Ventures, Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
510030 Guangzhou, CHINA

> **Re: Vibe Ventures Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed August 1, 2013**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your amended registration statement and response letter dated August 1, 2013 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 12, 2013.

General

1.   We note your response to prior comment 4. Please tell us the basis for your conclusion that there are no direct restrictions on foreign ownership of the type of travel and tourism business that you plan to develop, particularly in light of your statement in your prospectus that you intend to engage in the travel and tourism industry "via the Internet and interactive software applications." In your response, explain the due diligence that you conducted and the substance of your conversations with "business owners, professionals and government departments" on which you based your conclusion. Finally, tell us the classification of your intended business under the Catalogue for the Guidance of Foreign Investment Industries and explain the basis for your conclusions in the last two sentences in the paragraph on page 21 beginning with "Under the Foreign Invested Commercial Enterprise Regulations."

2.   We note numerous inconsistent disclosures in your document. Please review your entire document to ensure that the information you provide concerning your business is accurately and consistently described throughout. We specifically note the following:

- On page 6, you state that you will opt-out of the extended transition period while the risk factor on page 10 states that you will take advantage of the transition period. Please reconcile.

- Your statement in the last sentence of the second paragraph on page 20 is inconsistent with your disclosure on page 13 that you require 80% of the offering expenses to operate for twelve months. Please reconcile.
- The table on page 24 continues to differ from the table on page 18. Please reconcile the tables.
- The second paragraph on page 37 continues to reference proxy statements even though the proxy rules are inapplicable to companies with filing obligations under Section 15(d) of the Exchange Act. Please revise to remove any reference to obligations under the proxy rules.

3. We note your response to prior comment 3. We further note that there are financial amounts disclosed throughout the filing that continue to not tie to the respective amounts in the financial statements. For example, we note the following:

- You identify on page 5, that you have incurred a deficit of $56,384 since inception. On page 54, you identify that the deficit accumulated as of April 30, 2013 is $36,376.
- On page 8, you state your net loss since inception is $56,384. On page 55, you report this amount as $36,376.
- On page 26, you identify your total liabilities as $42,384 as of October 31, 2012. You report this amount as $22,376 on page 46.

Risk Factors

Because we do not have an escrow…, page 10

4. We note your revisions in response to prior comment 17; however this risk factor refers to "minimum conditions of this offering" and "the return of money" to investors. It appears this language is inapplicable to your offering. Please to remove it or advise.

Certain Relationships and Related Transactions, page 31

5. We note your response to prior comment 29; however, your financial statements as of October 31, 2012 continue to disclose a related party transaction, which is now in the amount of $22,082. Please tell us the nature and terms of this transaction and disclose the transaction in this section, or explain.

Exhibits, page 62

6. Please file copies of the agreements under your equity line of credit with Catalyst Capital Group Inc. that you disclose on page 24 or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K and the last sentence of prior comment 25.

Report of Independent Registered Public Accounting Firm, page 45

7.   We note your response to prior comment 33. Your response is unclear to us. In this regard, you responded that you have a line of credit available to pay your independent registered public accounting firm for their services. Please tell us if you have paid your independent registered public accounting firm for its audits of your financial statements for the fiscal years ended October 31, 2011 and October 31, 2012. We note your financial statements do not appear to show a balance or draw down of this line of credit. Further, we note that you do not present any cash amounts as October 31, 2011, October 31, 2012, or as of April 30, 2013. If you have not paid cash for these audit services, please have your auditor explain to us how he determined that he is independent. Refer to paragraph 52 of Section 191 of the AICPA's Code of Professional Conduct.

October 31, 2012 Financial Statements, page 45

8.   We note that you have restated your October 31, 2012 financial statements in response to prior comment 29. Please provide footnote disclosure to explain the error that was corrected and in tabular format show the before and after effect of each financial statement line item that was corrected. Each financial statement column impacted should also be labeled "As Restated." Refer to FASB ASC 250-10-50-7. In addition, please have your auditor include an explanatory paragraph in the auditor report explaining the restatement, as well as a revised date. Refer to PCAOB Auditing Standard No. 6, paragraph 9.

Notes to the Financial Statements

Note 6 – Subsequent Events, page 59

9.   We note your expanded disclosure in response to prior comment 35. Please disclose the specific date through which subsequent events have been evaluated and what this date represents. Refer to FASB ASC 855-10-50-1.

Exhibit 5.1

10.   The number of authorized shares in paragraph 2 is inconsistent with the disclosure on page 32 of your prospectus. Please submit a revised opinion.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng (for)

Mark P. Shuman
Branch Chief—Legal